[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

April 28, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Mr. William Friar
Mail Stop 4720

Re:	Colonial Financial Services, Inc. (Registration No. 333-165532)
Registration Statement on Form S-1

Dear Mr. Friar:

On behalf of Colonial Financial Services, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s comment letter dated April 15, 2010, as well as the Company’s responses to those comments.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”).  The Amended S-1 has been blacklined to reflect changes from the original filing.

Registration Statement on Form S-1

General

1.	Please revise future Exchange Act filings by Colonial Bankshares, Inc. to address the comments below as applicable.

Colonial Bankshares, Inc. will revise future Exchange Act filings, as requested.

2.	We remind you of the updating requirements of Rule 3-12 of Regulation S-X.

The comment is noted.

Securities and Exchange Commission
April 28, 2010

3.	Please ensure that you include an updated consent from your independent accountants in the pre-effective amendment.

An updated consent is included as Exhibit 23.2 to the Amended S-1.

4.	To the extent any of our comments on the offering prospectus are also applicable to the proxy statement/prospectus, please revise the proxy statement/prospectus accordingly.

The proxy statement/prospectus has been revised, as requested.

Offering Prospectus

5.	In the Summary, or elsewhere in the prospectus, please include a table that displays the aftermarket performance of recent second step conversions.

Page 7 has been revised, as requested.

Cover Page of Prospectus

6.
Please confirm that the company will not use the prospectus before the effective date of the registration statement.  In the alternative, please revise to include an appropriate “subject to completion” legend on the cover page of the prospectus.  Refer to Item 501(b)(10) of Regulation S-K.

The Company confirms that it will not use the prospectus before the effective date of the Registration Statement.

How We Determined the Offering Range…, page 5

7.
The disclosure in the second full paragraph on page 6 appears to relate to the table at the bottom on the page.  Please move the paragraph to the bottom of the page or revise to clarify that the disclosure relates to the pricing ratios disclosed in the table.

Page 6 has been revised, as requested.

8.
Please advise us exactly what your independent appraiser is estimating.  In the Valuation Report, it appears clear to us that the appraiser has estimated that the market value midpoint is $49.1 million.  The language in the report with respect to the minimum and maximum is not as clear that those amounts are their opinion as to what the minimum and maximum will be.  Please advise.

The independent appraiser provides an estimate of the pro forma market value of the Company, including shares to be sold in the offering and shares to be issued in the exchange to existing stockholders.  The appraiser concluded that the estimated value was $49.1 million.  Pursuant to Office of Thrift Supervision regulations, the appraiser’s estimated value is considered to be the midpoint of a valuation (and offering) range that includes a minimum equal to 85% of the midpoint, a maximum equal to 115% of the midpoint, and a maximum as adjusted equal to 115% of the maximum.  This range is established by regulation based upon the appraiser’s conclusion as to value.  Pages 5 and 136 have been revised to clarify the foregoing.

Securities and Exchange Commission
April 28, 2010

The Exchange of Existing Shares of Colonial Bankshares…, page 7

9.
Reference is made to the table on page 7.  We are concerned that the column heading, “Equivalent Value of Shares Based Upon Current Market Price,” may cause confusion to some readers.  We suggest that you make clear to the reader that the numbers are no more than multiplying the exchange ratio times $10.00.  We also suggest that you delete the term, “Current Market Price,” as it is both confusing and potentially inaccurate.  Finally, we also suggest that the table be expanded to include a column that displays the pro forma book value per exchanged share.

The column headings on pages 8 and 132 have been revised, as requested.

The table on page 8 has also been revised, as requested.

How We Intend to Use the Proceeds From the Offering, page 8

10.
You disclose that you intend to invest at least 80% of the net proceeds in Colonial Bank, FSB.  Page I.2 of the appraisal, however, contains a statement that you intend to retain 80% of the net proceeds.  Please confirm that the disclosure in the prospectus regarding the use of proceeds is accurate.  Please also tell us, with a view towards revised disclosure, if the intended use of proceeds has changed between the time the appraisal was given and the filing of the registration statement.

The disclosure in the prospectus is correct.  There was a typographical error in the appraisal report, which should have indicated that the Company intends to retain 20% of the net proceeds.  We believe that no revision to the Prospectus is required.

How We Intend to Use the Proceeds From the Offering, page 33

11.
In the second bullet point for Colonial Bank, FSB that is on page 34, please note the estimated cost opening the new branch office.  If such an estimate has not been made, please disclose the historic cost of opening a new branch office.

Page 41 has been revised, as requested.

Securities and Exchange Commission
April 28, 2010

Capitalization, page 39

12.	Please revise to remove the presentation of deposits and borrowed funds from the table. Capitalization is not represented by amounts that must be paid back using the company’s assets.

We respectfully request that the Company not be required to make the requested change, as the existing disclosure is required by Office of Thrift Supervision (“OTS”) regulations.

The OTS is the Company’s primary federal banking regulator and has jurisdiction over the conversion of which the subject offering is a part.  Item 10 of Appendix A of the OTS’s conversion regulations (12 C.F.R. Part 563b) requires the presentation of deposits and borrowed funds in the capitalization table.  The specific requirements of Item 10 of Appendix A are as follows:

Item 10. Capitalization

You must set forth the amounts of your capitalization in substantially the tabular form indicated below. You may modify the captions as appropriate.

	(A) Capitalization on most recent balance sheet date	(B) Pro forma adjustments as a result of conversion	(C) Pro forma capitalization, after giving effect to the conversion

Deposits
FHLB advances
Other Borrowings
Capital stock
Preferred stock
Paid-in capital
Retained earnings
Restricted
Unrestricted
Total

Pro Forma Data, page 41

13.
Please revise to address the following regarding your disclosure on page 41 that you made an adjustment to pro forma net income for the income on adjusted net proceeds as if you had invested the proceeds in 15-year fixed-rate mortgage backed securities and treasury securities.  Clearly disclose how you determined the rate assumed on the mortgage-backed securities was factually supportable given that these securities may incur credit losses.  Please revise to separately disclose the assumed yields for each investment, and disclose the source of the assumption.

Pages 48 through 49 have been revised, as requested.

Securities and Exchange Commission
April 28, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

14.
We note several references to the fact that as a result of your current regulatory capital position, you are controlling the growth of your commercial real estate loan portfolio, similar to your discussions on page 51.  Please revise these references throughout your document to provide an expanded discussion that puts such statements in context, clarifying how your current regulatory capital position resulted in this change in your policy.

Pages 54, 55, 59 and 76 have been revised, as requested.

Provision for Loan Losses, page 56

15.
Please revise this section to include management’s analysis of the recent increase in nonperforming one- to four-family residential real estate loans, including a discussion of the potential impact on the company’s results of operations in future periods.  Please also discuss, to the extent material to an understanding of the company’s results of operations and financial conditions, management’s expectations regarding the potential impact of the company’s increased exposure to commercial real estate loans.

Page 64 has been revised, as requested.

Business of Colonial Bankshares, Inc. and Colonial Bank, FSB, page 66

Lending Activities, page 68

16.
Please revise to clarify if your variable rate loans are underwritten at the fully indexed rate and whether or not your offer “teaser” rates in the initial period.  Clarify, as appropriate, how you access risks associated with variable rate loans that are not underwritten at the fully indexed rate or that offer “teaser” rates.

Page 77 has been revised, as requested.

Loans to One Borrower, page 74

17.	For each of the five lending relationships discussed in this section, please disclose the types of loans that make up the aggregate loan amounts.

Page 82 has been revised, as requested.

Securities and Exchange Commission
April 28, 2010

Nonperforming Assets, page 77

18.	Please revise to discuss the types of loan modifications you have made, including a discussion of the concessions made and the types of loans involved.

Page 85 has been revised, as requested.

19.
Please revise to disclose whether you have granted any types of loan modifications, extensions or other changes to loan terms that you do not consider troubled debt restructurings.  Please disclose whether it is your policy to do so, and if so, describe the types of modifications you offer.

Page 85 has been revised, as requested.

Allowance for Loan Losses, page 79

20.
We note that delinquent loans increased approximately 112% from 2008 to 2009 and that non-performing loans increased approximately 177% over the same period.  Please revise to provide an expanded discussion of this trend and compare and contrast it to the decrease in the allowance for loan losses to non-performing loans of approximately 55% in 2009.

Page 88 has been revised, as requested.

21.
Please revise to provide an expanded discussion of your policy for obtaining updated appraisals for collateral dependent loans, including the frequency of which you do so.  Discuss whether or not you make adjustments to appraisals and, to the extent you do, the reasons for doing so and a description of the situations in which you do so.

Page 83 has been revised, as requested.

Supervision and Regulation, page 92

Proposed Federal Regulation, page 92

22.
Please expand your discussion to address in greater detail the implications of being subject to the Federal Reserve’s regulations, including holding company capital requirements, as compared to supervision by the Office of Thrift Supervision.  Please revise the related risk factor accordingly.

Page 24 has been revised, as requested.  The Company believes that regulatory capital requirements are the only material difference between being regulated as a savings and loan holding company and a bank holding company.

Securities and Exchange Commission
April 28, 2010

Executive Compensation, page 106

Summary Compensation Table, page 106

23.
Please tell us how you concluded that the amounts included in the Bonus column for the 2009 and 2008 fiscal years should not have been included in the Non-equity incentive plan compensation column.  In particular, please discuss whether the bonus amounts were part of a plan providing compensation intended to serve as incentive for performance to occur over a specified period.  We note, in that regard, the disclosure on page 107 that 2009 bonus amounts were based upon a review of numerous performance factors and 2008 bonus amounts were awarded under a bonus plan and based upon returns on assets.  Refer to Items 402(m)(5)(iii) and 402(n)(2)(vii) of Regulation S-K.

The Company believes that bonuses paid for 2009 were not paid pursuant to a plan designed to serve as incentive for performance, as the noted performance factors were not established by the board of directors during 2009 (which would have been the performance period) but established in 2010 and reviewed only to determine the reasonableness of bonuses proposed to be paid for 2009.

Similarly, the Company believes that bonuses paid for 2008 were not paid pursuant to a plan designed to serve as incentive for performance.  The Compensation Committee did not follow the terms of the bonus plan for 2008 but, instead, granted discretionary bonuses in amounts that were less than the amounts that would have been granted had the terms of the bonus plan actually been followed.

Page 118 has been revised to clarify the nature of the bonuses paid for 2009 and 2008.

The Conversion and Offering, page 119

Stock Pricing and Number of Shares to be Issued, page 124

24.
We note your discussion on page 125 of certain of the factors considered by RP Financial, LC. in preparing its valuation report.  Please revise to disclose each of the valuation parameters considered and the valuation of adjustments made based on each such parameter.  We note, in that regard, the table at the top of page IV.18 of the appraisal.  Please also provide a brief narrative discussion of the reasons underlying each of the valuation adjustments.

Page 136 has been revised, as requested.

Securities and Exchange Commission
April 28, 2010

25.
You disclose a comparison of certain pricing ratios in the last paragraph on page 126 based on the maximum of the offering range.  We note similar disclosure on page 6 based on the midpoint of the offering range.  Please explain why you have elected to include similar disclosure in two sections of the prospectus based on different assumptions.

Page 137 has been revised to conform the discussion to that included in page 6 with respect to the midpoint of the offering range.

26.
We note that the board considered certain pricing ratios in reviewing and approving the appraisal, but did not appear to consider the price-to-assets ratio.  Please tell us, with a view towards revised disclosure in this section of the prospectus, why the board did not consider the price-to-assets ratio in its evaluation of the appraisal.

The pro forma price to assets approach was not considered meaningful, as this approach is more meaningful when a company has low equity or earnings, but less meaningful for the Company, which has equity in excess of regulatory capital requirements and positive reported and core earnings.  Page 135 has been revised to reflect this determination.

Syndicated Community Offering, page 131

27.
You state in the first paragraph on page 132 that if you determine to sell stock in an underwritten public offering, the terms of such offering, including the names of the underwriters participating in such offering, will be described in a supplement to the prospectus.  Please tell us how you concluded that you would not be required to file a post-effective amendment if you determine to sell stock in an underwritten public offering.  We note, in that regard, your undertaking on page II-4 to file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement.  Refer to Item 512(a)(1)(iii) of Regulation S-K.

Please be advised that the Company would file a post-effective amendment with respect to the sale of stock in an underwritten public offering in connection with this offering.  However, the Company respectfully requests that, as discussed with the staff of the SEC, it be permitted to remove the references in the Prospectus to the required filings in connection with such an underwritten public offering.  Page 142 of the Prospectus has been revised in accordance with this request.

Financial Statements

Note 9 – Income Taxes, page F-24

28.
Please revise to provide an expanded discussion of why it is more likely than not that you will not realize all of your deferred tax assets such that a valuation allowance is warranted.  Clearly disclose how you arrived at the amount of the valuation allowance for the dates presented, and discuss the changes between those dates.

Pages F-25 through F-26 have been revised, as requested.

Securities and Exchange Commission
April 28, 2010

Proxy Statement/Prospectus

Meetings and Committees of the Board of Directors, page 27

Nominating Committee, page 28

29.
Please revise to disclose whether, and if so how, the Nominating Committee considers diversity in identifying nominees for director.  If the Nominating Committee has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the Nominating Committee assesses the effectiveness of its policy.  Refer to Item 407(c)(2)(vi) of Regulation S-K.

Page 30 of the Proxy Statement/Prospectus has been revised to disclose that the Nominating Committee and the board of directors do not have a policy with regards to the consideration of diversity in identifying director nominees.  Page 30 has been revised to clarify that the nominating committee as well as the board of directors seek individuals with the skill sets set forth on page 30.

Exhibits and Financial Statement Schedules, page II-3

Exhibit 8.1

30.	Please revise to explain the reasons for doubt regarding the opinion given in paragraph 20.

Paragraph 20 has been revised to tie the reason for doubt with respect to the cost basis of the shares to the reason for doubt with respect to subscription rights, and a reference to paragraph 20 has been added to the explanation following the numbered opinions.

*   *   *   *   *

Securities and Exchange Commission
April 28, 2010

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2007 or Adam Wheeler of this office at (202) 274-2013 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures
cc:	Justin Dobbie, Esq.
Kevin Vaughan, CPA
Paul Cline, CPA
Edward J. Geletka, President and
Chief Executive Officer
Adam Wheeler, Esq.